U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM RW

REGISTRATION WITHDRAWAL REQUEST

PROSPECT CREDIT CORPORATION
(Exact name of registrant as specified in charter)

Maryland	81-3924134
(State or other jurisdiction of incorporation or registration)	(I.R.S. Employer Identification No.)

10 East 40th St, New York, NY	10016
(Address of principal executive offices)	(Zip Code)
(212) 448-0702
(Registrant’s telephone number, including area code)
with copies to:

John F. Barry III Brian H. Oswald c/o Prospect Capital Management L.P. 10 East 40th Street, 42nd Floor New York, NY 10016 (212) 448-0702

December 8, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Prospect Credit Corporation
Application for Withdrawal on Form RW for Registration Statement on Form 10
Filed October 13, 2016
File No.: 000-55703

Dear Ladies and Gentlemen:

Prospect Credit Corporation (the "Company") hereby requests immediate withdrawal of its Registration Statement on Form 10-12G (File No. 000-55703) (the "Form 10"), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the "Commission") on October 13, 2016 under the Securities Exchange Act of 1934, as amended (the "Exchange Act".)

The Form 10 is being withdrawn to prevent it from automatically becoming effective on December 12, 2016 pursuant to Section 12(g)(1) of the Exchange Act. The Company is in the process of responding to comments to the Form 10 made by the Commission staff. The Company deems it not to be in its best interest to go effective prior to fully resolving the outstanding staff comments.

The Company intends to refile the Form 10 in order to complete the review process.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at the address listed above.

Thank you for your attention to this matter.

Very truly yours,

PROSPECT CREDIT CORPORATION

By:	/s/ M. GRIER ELIASEK
Name: M. Grier Eliasek
Title: Chief Operating Officer and President